SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

November 12, 2019

CHINA SOUTHERN AIRLINES COMPANY LIMITED

68 Qi Xin Road

Guangzhou, 510403

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

China Southern Airlines Company Limited (the “Company”) published the following announcements on November 11, 2019 on the Hong Kong Stock Exchange’s website at:

https://www1.hkexnews.hk/listedco/listconews/sehk/2019/1111/2019111100773.pdf, in relation to the circular on (1) connected transactions in respect of proposed shares issuance, (2) proposed amendments to the articles of association, and (3) supplemental notice of extraordinary general meeting and notices of class meetings;

https://www1.hkexnews.hk/listedco/listconews/sehk/2019/1111/2019111100784.pdf, in relation to the supplemental notice of extraordinary general meeting, notice of class meeting for holders of A shares, and notice of class meeting for holders of H shares;

https://www1.hkexnews.hk/listedco/listconews/sehk/2019/1111/2019111100829.pdf, in relation to the reply slip for 2019 second extraordinary general meeting;

https://www1.hkexnews.hk/listedco/listconews/sehk/2019/1111/2019111100839.pdf, in relation to the reply slip for 2019 first class meeting for holders of H shares;

https://www1.hkexnews.hk/listedco/listconews/sehk/2019/1111/2019111100846.pdf, in relation to the notification letter;

https://www1.hkexnews.hk/listedco/listconews/sehk/2019/1111/2019111100919.pdf, in relation to the second form of proxy for 2019 second extraordinary general meeting; and

https://www1.hkexnews.hk/listedco/listconews/sehk/2019/1111/2019111100933.pdf, in relation to the form of proxy for 2019 first class meeting for holders of H shares.

The announcements in English are included as exhibits to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By:	/s/ Xie Bing
Name:	Xie Bing
Title:	Company Secretary

Date:	November 12, 2019